Exhibit 99.2

RECENT DEVELOPMENTS

TOTAL gives new impetus to its Downstream and Chemicals segments with reorganization

TOTAL S.A. (together with its subsidiaries and affiliates, “TOTAL”) announced on October 10, 2011, that, in response to profound changes in its business and competitive environment, it is giving a new dynamic to its strategy for developing industrial and commercial activities in its refining, marketing and chemicals operations. This shall be accomplished through a reorganization that will create two new divisions. The plan does not entail employee outplacement or layoffs.

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The new Refining & Chemicals division will be a major production hub combining all of TOTAL’s refining and petrochemical operations, including specialty chemicals (Atotech, Bostik, Hutchinson) and fertilizers (GPN, Rosier). The division will be headquartered in Brussels and Paris, with senior management based in Brussels.

•	The new Supply & Marketing division will be dedicated to the global supply and marketing of petroleum products.

As a result, TOTAL’s current Downstream and Chemicals operations will be realigned to focus on two core competencies – production and marketing – in order to reinforce existing activities and strengthen prospects for growth.

Integrating refining and petrochemical operations, which employ similar industrial processes, has a two-fold objective. The first is to strengthen TOTAL’s production positions in Europe through increasing value of products (raw materials, intermediates, etc.), a coherent overview of development plans and enhancing energy efficiency and reliability at production units, for instance through joint management of major turnarounds. The second is to develop large-scale integrated projects to more effectively meet demand in growth markets.

TOTAL’s planned reorganization was presented to the Group’s European Works Council on October 10, 2011. The employee representative organizations concerned in Belgium and France have been informed and/or consulted in line with procedure.

Russia: TOTAL and Novatek to join forces for development of Yamal LNG

On October 6, 2011, TOTAL announced that it had signed with Novatek the final agreements to jointly develop the Yamal LNG project, becoming the main international partner on this gas liquefaction project with a 20% share. Novatek intends to keep at least a 51% interest in the project.

The relevant Russian authorities authorized this acquisition on August 22, 2011.

The Yamal LNG project will develop the South Tambey field located in the arctic area of the Yamal peninsula. The resources of this condensate and gas field are expected to result in production of more than 15 million tons of LNG per year. Plateau production is expected to be about 90,000 boe per day. The project has been declared of national interest by the Russian authorities.

Novatek, the largest independent gas producer in Russia with whom TOTAL created a strategic alliance earlier in 2011, supplies approximately 13% of the domestic market. Its production reached 25.3 billion cubic meters of gas for the first semester of 2011. Novatek’s portfolio of resources is made of several giant fields that underlie Novatek’s strong potential for growth. Since 2009, TOTAL and Novatek are also jointly developing the Termokarstovoye field.

TOTAL enters exploration in Kenya by acquiring a 40% stake in five offshore blocks in the Lamu Basin

On September 21, 2011, TOTAL announced its acquisition, through its Total E&P Kenya B.V. subsidiary, of a 40% interest in five offshore exploration blocks in the Lamu Basin, blocks L5, L7, L11a, L11b and L12. Subject to the approval of the Kenyan authorities, TOTAL will acquire:

•	a 20% stake from Anadarko Kenya Company, which will continue to be the operator with a 50% interest in the permits;

•	a 5% stake from Cove Energy, which will maintain a 10% interest in the permits; and

•	a 15% stake from Dynamic Global Advisors, which is selling all of its interest to TOTAL.

Covering an area of more than 30,500 square kilometers, the exploration blocks are located offshore the Lamu Archipelago in water depths of between 100 and 3,000 meters.

A 3,500 square kilometers 3D seismic survey is currently underway. If the results are satisfactory, one or more exploration wells will be drilled once the survey has been completed.

Indonesia: TOTAL acquires interests in three deep-offshore exploration blocks

On September 15, 2011, TOTAL announced that it had signed agreements with Talisman Energy (“Talisman”) to farm-in into three deep-offshore exploration blocks in the Makassar Strait in Indonesia. TOTAL has acquired from Talisman:

•	a 50% interest in the Sageri Production Sharing Contract (PSC), Talisman now holding the remaining 50% interest;

•	a 35% interest in the South Sageri PSC, alongside Talisman (35%) and PTTEP (30%); and

•	a 20% interest in the Sadang PSC, alongside Talisman (40%) and PTTEP (40%).

The three blocks operated by Talisman are located in the offshore South Makassar Basin, in water depths ranging from 400 to 2,000 meters. They cover a total area of 10,693 square kilometers. The work commitments during the exploration period include acquiring 2D and 3D seismic as well as drilling two exploration wells. The first exploration well is planned to be spudded in the Sageri block by the end of 2011.

Azerbaijan: TOTAL makes a major gas discovery in the Caspian Sea

On September 9, 2011, TOTAL announced a major gas discovery in the Caspian Sea in the Absheron block offshore Azerbaijan.

The Absheron X-2 well has encountered more than 500 feet of cumulated net gas pays within high quality sands on the northern flank of a major 270 square kilometers structure. Reservoirs are expected to extend over the entire northern part of the structure.

The well’s first results confirm a potential of several trillion cubic feet of gas and associated condensates.

The well is currently at a depth of approximately 6,550 meters. Drilling will continue to explore further deeper objectives that look attractive. The well will then be tested to better confirm the reservoir potential.

The Absheron discovery is located in 500 meters of water, 100 kilometers southeast of Baku, some 25 kilometers northeast of the Shah Deniz gas and condensate field.

TOTAL’s subsidiary, Total EP Absheron, is the operator of the Absheron license with a 40% stake. The partners are SOCAR (40%) and GDF SUEZ (20%).

TOTAL announces deep offshore discovery in the Guyane Maritime license in French Guiana

On September 9, 2011, TOTAL announced a hydrocarbon discovery in French Guiana’s deep offshore Guyane Maritime license. TOTAL has a 25% equity interest in the Tullow-operated acreage.

Located around 150 kilometers northeast of Cayenne, the GM-ES-1 well lies in just over 2,000 meters of water and has so far been drilled to a depth of 5,711 meters below sea level. Measurement while drilling revealed the existence of liquid hydrocarbon-bearing sandstone reservoirs.

The discovery follows the acquisition in late 2009 and early 2010 of 3D seismic data over a 2,500-square-kilometer area in the eastern section of the license. The area includes the prospect in which GM-ES-1 is being drilled, as well as several other prospects in similar traps in an abrupt margin play.

After intermediate measurements, drilling will resume shortly to reach the planned total depth. The production potential and the scale of resources will then be determined through delineation drilling.

TOTAL’s partners in the license are Tullow, operator with a 27.5% interest, Shell (45%) and Northpet (2.5%).

Pazflor, one of the world’s largest ever deepwater development, comes on stream in Angola

On August 26, 2011, TOTAL, operator of Block 17, announced that the giant Pazflor field offshore Angola had come on stream ahead of the initial schedule. The Pazflor field lies 150 kilometers off Luanda in water depths ranging from 600 to 1,200 meters. The field will gradually ramp up to its full production capacity of 220,000 barrels per day over the coming months.

Pazflor comprises a vast subsea gathering network, the most complex ever built in Angola: 180 kilometers of lines tying in 49 subsea wells, 10,000 metric tons of subsea equipment and the giant Pazflor floating production, storage and offloading (FPSO) vessel. Held in position by 16 subsea mooring connectors and measuring 325 meters in length, 62 meters in width and weighing more than 120,000 metric tons, the FPSO is the largest in the world. It can store up to 1.9 million barrels of oil that is then exported to tankers via an offloading buoy. The associated gas is reinjected into the reservoir, but could also be exported to the Angola LNG plant once the latter becomes operational.

A key technical challenge was producing two very different grades of oil from four separate reservoirs. Producing the heavy, viscous oil from the three Miocene reservoirs, which account for two-thirds of the reserves, and the related flow assurance constraints, represented a major challenge. The gas has to be separated from the liquids on the seabed so that the viscous liquids can then be pumped to the surface. The design and installation of subsea gas-liquid separation units and pumps are a world first on this scale. The pumps were purpose designed and tested for Pazflor.

TOTAL’s wholly owned subsidiary Total E&P Angola operates Block 17, with a 40% interest, while Sonangol is the concession holder. The other partners are Statoil ASA (23.3%), Esso Exploration Angola (Block 17) Limited (20%) and BP Exploration (Angola) Ltd (16.67%).

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